Exhibit 99.1

PRESS RELEASE

Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES
SECOND QUARTER 2012 RESULTS

MONTREAL, Quebec, Canada, August 3, 2012 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”) announces financial and operational results for its second quarter ended June 30, 2012. Financial results are based on International Financial Reporting Standards (“IFRS”) and dollars are reported in Canadian currency, unless otherwise noted.

Highlights:

  Q2 2012 net loss of $30.9 million, or $0.92 per share, including the previously announced $33.2 million ($27.9 million after-tax) write-down on the Francoeur Mine assets, versus Q2 2011 net earnings of $5.0 million, or $0.16 per share;

  Q2 2012 operating cash flow of ($4.5) million, or ($0.13) per share, versus Q2 2011 operating cash flow of $7.7 million, or $0.25 per share;

  Gold sales of 14,611 ounces at an average selling price of US$1,608 (CAN$1,617) in Q2 2012, versus gold sales of 20,085 ounces at an average selling price of US$1,476 (CAN$1,460) in the prior year;

  55,000 metre drill program on Wasamac in 2012 continues to yield positive results; 35,000 metres of drilling completed on Wasamac and optioned Globex land package as of the end of June;

  Commercial production at Francoeur Mine achieved; 5,000 Au ounces expected in 2012;

  $55.5 million in cash and cash equivalents as of June 30, 2012, or $1.66 per share.

Commenting on Richmont’s recent share price, Mr. Paul Carmel, President and CEO of Richmont Mines noted: “The second quarter has been a challenging one for Richmont, and our share price performance has reflected this. The overall downward trend in the stock market, particularly for gold producers, has also been an important contributing factor to our weak share price. That being said, we firmly believe that Richmont’s solid fundamentals, which include our operating mines, the strength of our management team and skilled workforce, the untapped potential of several of our exploration properties and our sound financial structure, provide an excellent foundation for future growth and the creation of shareholder value.”

Regarding second quarter operational performance, Mr. Carmel noted: “Richmont has a well-earned reputation for being a good operator of challenging, underground, narrow-vein gold mines. By their nature, however, these mines can see grades vary quarter-by-quarter, as higher grade and lower grade portions of the veins are mined. In 2011, Richmont was mining high grade sections of several veins at the Beaufor Mine, which resulted in above-reserve grade results. In the first six months of 2012, however, lower-grade sections were mined, which translated into higher cash costs per ounce, most notably in the second quarter. Going forward, we expect recovered grades to improve to reserve-grade levels at Beaufor, as higher grade working areas are accessed. As a result cash costs at this mine, which were uncommonly high this quarter, should normalize. While results at the Island Gold Mine met our expectations in the quarter, year-to-date production is trending lower than anticipated and, as such, we are slightly reducing our production expectations for this mine in 2012 to 40,000 to 45,000 ounces of gold, from 45,000 to 50,000 ounces previously. Our 2013 production objectives for Island Gold, however, remain unchanged at 45,000 to 50,000 ounces of gold.”

RICHMONT MINES ANNOUNCES SECOND QUARTER RESULTS
August 3, 2012

He continued: “With regards to our Francoeur Mine, we announced in early July that reserve and resource estimates at this asset were lower than previously thought following information obtained from definition drilling completed over 2011 and early 2012. We are disappointed with this outcome and the resulting write-down on assets that it necessitated. This project has been a major development effort for Richmont and, in spite of the lower life-of-mine production estimate, we are pleased to announce that commercial production at the mine has begun on August 1st. We are also optimistic about our planned exploration drilling on the West Zone, which remains open at depth.”

Lastly, commenting on the Corporation’s exploration efforts, Mr. Carmel added: “Our planned 55,000 metre exploration program in 2012 at Wasamac continues to yield favourable results. Approximately 35,000 metres have been completed on Wasamac and the optioned adjacent Globex land package in the first six months of the year. We will continue to update the market with drill results from these efforts throughout 2012. Exploration drill results at our Island Gold Mine at depth have also revealed very good possibilities, and we will continue to explore the untapped area below this mine’s existing infrastructure. We remain committed to these exploration projects, and look forward to further evaluating their potential long-term benefit for the Corporation’s shareholders as 2012 progresses.”

Second Quarter Results
Precious metals revenue for the second quarter of 2012 was $23.6 million, down 19% from revenues of $29.3 million in the second quarter of 2011. A total of 14,611 ounces of gold were sold at an average price of US$1,608 (CAN$1,617) per ounce in the current quarter, versus gold sales of 20,085 ounces and an average realized sales price of US$1,476 (CAN$1,460) per ounce in the same period last year. The decline in revenue in the current quarter primarily reflects the lower number of ounces sold, these effects of which were only partially offset by an 11% increase in the average realized sales price per ounce of gold in Canadian dollars.

Cost of sales, which includes operating costs, royalties and some related depreciation and depletion expenses, totalled $18.5 million in the second quarter of 2012, up 4% from $17.8 million in the comparable period last year. The average cash cost per ounce of gold sold increased notably in both US dollar and Canadian dollar terms, to US$1,091 (CAN$1,097) in the second quarter, from US$776 (CAN$768) in the comparable period of 2011. This substantial increase was mostly driven by lower recovered grades at both operating mines.

Exploration and project evaluation costs, excluding exploration tax credits, totaled $6.7 million in the current quarter, versus $5.0 million in the comparable period of 2011. The higher costs reflect the Corporation’s extensive exploration drilling programs in 2012, most notably at Wasamac and Island Gold Mine. On a segmented basis, exploration costs before tax credits were approximately $3.0 million at the Island Gold Mine, $2.8 million on Wasamac and the adjacent optioned Globex land package, and $0.6 million at the Beaufor Mine, while exploration and project evaluation costs at other properties amounted to $0.3 million during the current quarter.

The Corporation recorded several one-time items that negatively impacted financial results in the second quarter. Included in these was a $1.1 million severance payment to the Corporation’s recently departed CEO, and a previously announced $33.2 million ($27.9 million after-tax) write-down on assets for the Francoeur Mine. Consequently, the Corporation generated a net loss for the second quarter of 2012 of $30.9 million, or $0.92 per share, compared with net earnings of $5.0 million, or $0.16 per share, in the second quarter of 2011.

Second Quarter News

Wasamac Exploration Property
The 55,000 metre exploration drilling program on Wasamac in 2012 is progressing well. In early May the Corporation released new drill results that included 6.40 g/t Au over 52.80 metres, 2.83 g/t Au over 71.76 metres and 4.61 g/t Au over 34.94 metres in the Main Zone (all cut grades and true widths). Please see the May 8, 2012 press release entitled“Richmont intercepts 6.40 g/t Au over 52.8 metres in Wasamac Main Zone, and announces five focus areas to improve project economics” for additional details.

RICHMONT MINES ANNOUNCES SECOND QUARTER RESULTS
August 3, 2012

As previously announced, Richmont will concentrate on optimizing the Wasamac project mine design throughout 2012. In particular, an emphasis will be placed on the Main Zone, where the geometry, grade, widths and metallurgy look the most promising. Three exploration drills are currently operating on this area in an effort to better define and expand the resource base. Engineering efforts are also underway to assess the economic impact of a smaller scale operation than that outlined in the preliminary economic assessment, focused on the Main Zone only, and scalable over time to respond to economic conditions.

Francoeur Mine
In early July 2012, the Corporation announced revised Reserve and Resource estimates for the Francoeur Mine using a US$1,400 (CAN$1,400) gold price and a 3.75 g/t Au cut-off grade, versus US$800 (CAN $800) and 5.15 g/t Au cut-off grade previously. Updated Proven and Probable Reserves for this mine are now estimated to be 504,687 tonnes grading 4.78 g/t Au, for 77,580 ounces of gold, versus 615,664 tonnes grading 6.91 g/t Au, for 136,749 ounces of gold previously. Measured and Indicated Resources are now estimated to be 33,301 tonnes at 4.20 g/t Au, for 4,499 ounces of gold, versus 76,449 tonnes grading 7.54 g/t Au for 18,541 ounces of gold previously, and Inferred Resources are now estimates to be 41,240 tonnes at 4.35 g/t Au, for 5,771 ounces of gold, versus 202,250 tonnes grading 5.95 g/t Au for 38,706 ounces of gold previously. Consequently, Richmont now expects the Francoeur Mine to produce 132,000 tonnes per year, or approximately 20,000 Au ounces, versus previous guidance of 30,000 to 35,000 Au ounces per year. As a result, Richmont recorded a non-cash write down in the second quarter of 2012 of $33.2 million pre-tax ($27.9 million after-tax), related to the lower anticipated production from the Francoeur Mine.

Richmont has invested a total of $10.2 million at the Francoeur Mine in the first six months of the year. Development efforts in the current quarter included 1,236 metres of underground development and 6,860 metres of definition drilling, which brought year-to-date figures to 2,652 metres and 14,403 metres, respectively. In the second quarter of 2012, a total of 20,477 tonnes of ore from Francoeur were processed at the Camflo Mill at an average grade of 4.30 g/t Au, generating 2,832 ounces of gold. An additional 9,229 tonnes of Francoeur ore were stockpiled at the mill, and will be processed during the third quarter.

The Corporation is pleased to announce that commercial production at the Francoeur Mine has recently commenced. Richmont expects commercial production of approximately 5,000 ounces of gold from the Francoeur Mine in 2012, with annual production levels to attain approximately 20,000 ounces of gold in 2013.

Six-Month Review
Precious metals revenue totalled $51.3 million for the six-month period ended June 30, 2012, down 8% from the $55.7 million in revenue for the same period in 2011. The decrease reflects a 21% decrease in the number of ounces of gold sold, the effects of which only partially mitigated by a 17% increase in the average selling price per ounce of gold in Canadian dollars.

Cost of sales, which includes operating costs, royalties, custom milling and amortization expenses were $36.9 million for the first six months of 2012, up 8% over operating costs of $34.2 million during the same period last year, primarily due to a 20% increase in tonnage from the Beaufor Mine and higher mining costs at Island Gold Mine. The average cash cost per ounce of gold sold increased to US$1,021 (CAN$1,027) in the first six-month period, from US$758 (CAN$750) in the comparable period of 2011, with the increase driven by lower recovered grades at both the Island Gold and Beaufor mines.

Exploration and project evaluation costs, excluding exploration tax credits, were $12.0 million in the first half of 2012, compared with $7.5 million during the same period in 2011, reflecting the Corporation’s extensive exploration drilling program in 2012, most notably at the Island Gold Mine and the Wasamac gold property.

The Corporation generated a net loss of $28.8 million, or $0.86 per share, in the first half of 2012, which included a one-time severance cost of $2.0 million that was paid to the Corporation’s recently departed CEO, and a $33.2 million ($27.9 million after-tax) write-down on the Francoeur Mine. This compared to net earnings of $13.7 million, or $0.44 per share, for the first half of 2011, which included $3.0 million of proceeds stemming from the sale of the Valentine Lake property in the first quarter of 2011.

RICHMONT MINES ANNOUNCES SECOND QUARTER RESULTS
August 3, 2012

Solid Cash Position and Capital Structure
Cash and cash equivalents totalled $55.5 million at June 30, 2012, down 13% or $8.0 million from the December 31, 2011 year-end level of $63.5 million. As of June 30, 2012, Richmont Mines had 579 employees, working capital of $56.5 million, 33.6 million shares outstanding, no gold or currency hedging contracts and long-term liabilities of $10.2 million.

Island Gold Mine
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011

Tonnes	63,488	58,860	121,411	131,240
Head grade (g/t)	5.45	6.21	5.52	6.29
Gold recovery (%)	96.21	96.03	96.09	96.08
Recovered grade (g/t)	5.25	5.96	5.30	6.05
Ounces sold	10,711	11,283	20,689	25,516
Cash cost per ounce (US$)	895	780	897	711

During the second quarter of 2012 a total of 63,488 tonnes of ore were processed from the Island Gold Mine at a recovered grade of 5.25 g/t Au. This represented an 8% increase from the 58,860 tonnes of ore processed in the second quarter of 2011, during which inclement weather conditions caused electrical and mechanical failures that led to an unplanned mill shut down. The cash cost per ounce increased 15% in US dollar terms and 17% in Canadian dollar terms to US$895 (CAN$900) in the current quarter, from US$780 (CAN$772) last year, primarily due to a lower average recovered grade of 5.25 g/t in the quarter, versus 5.96 g/t in the prior year and a slightly higher year-over-year cost per tonne. The Island Gold Mine sold a total of 10,711 ounces of gold at an average price of US$1,612 (CAN$1,621) in the second quarter of 2012, versus gold sales of 11,283 ounces of gold at an average price of US$1,484 (CAN$1,468) per ounce in the comparable period last year.

For the first six months of 2012, 121,411 tonnes of ore were processed at a recovered grade of 5.30 g/t, and 20,689 ounces of gold were sold at an average price of US$1,643 (CAN$1,652) per ounce. This compared to tonnage of 131,240 at a recovered grade of 6.05 g/t, and gold sales of 25,516 ounces at an average price of US$1,426 (CAN$1,410) in the comparable six month period of 2011. Both tonnage and recovered grade were down year-over-year, which translated in cash cost per ounce increasing to US$897 (CAN$902) in the first half of the year, from US$711 (CAN$704) in the year-ago period.

At this time, the Corporation is slightly modifying its 2012 production guidance for Island Gold to 40,000 to 45,000 ounces of gold, from 45,000 to 50,000 ounces previously, to reflect the production trend realized year-to-date. The Corporation expects production at this mine to return to 45,000 to 50,000 ounces of gold in 2013.

Beaufor Mine
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011

Tonnes	27,739	29,317	57,726	48,143
Head grade (g/t)	4.48	9.47	5.69	9.04
Gold recovery (%)	97.60	98.59	98.09	98.61
Recovered grade (g/t)	4.37	9.34	5.58	8.92
Ounces sold	3,900	8,802	10,352	13,803
Cash cost per ounce (US$)	1,629	772	1,269	844

RICHMONT MINES ANNOUNCES SECOND QUARTER RESULTS
August 3, 2012

A total of 27,739 tonnes were processed from the Beaufor Mine in the second quarter of 2012, slightly below the 29,317 tonnes of ore that processed in the comparable period of 2011, which included a 7,932 tonne stockpile from the first quarter of 2011 that was processed at the Camflo Mill in early April 2011. Recovered grades decreased to 4.37 g/t in the current quarter from 9.34 g/t in the year-ago period, primarily reflecting mine sequencing and the uncommon occurrence that all three of the stopes being mined were at or near the end of their production lives and, therefore, had lower grades. This usually occurs in a staggered manner, thus mitigating the impact of lower grades. As a result of the lower grades, total cash cost per ounce increased to US$1,629 (CAN$1,638) in the current quarter, from US$772 (CAN$764) in the prior year. A total of 3,900 ounces of gold were sold in the second quarter of 2012 at an average price of US$1,598 (CAN$1,607), compared to 8,802 ounces of gold sold at an average price of US$1,466 (CAN$1,450) in the comparable period of 2011.

During the first half of 2012, 57,726 tonnes of ore were processed at a recovered grade of 5.58 g/t, and 10,352 ounces of gold were sold at an average price of US$1,648 (CAN$1,657) per ounce. In the first six months of 2011, 48,143 tonnes of ore were processed at a recovered grade of 8.92 g/t, and 13,803 ounces of gold were sold at an average price of US$1,442 (CAN$1,426) per ounce. As a result of the lower grades, total cash cost per ounce increased to US$1,269 (CAN$1,276) in the first half of the year, from US$844 (CAN$835) in the prior year.

While the Corporation continues to anticipate that extensive development will continue to be needed to access mining zones at Beaufor, recovered grades are expected to return to reserve-grade levels during the remainder of the year. Consequently, the Corporation is reiterating production guidance for this mine of 20,000 to 25,000 ounces of gold for 2012.

Camflo Mill
The Camflo Mill processed 48,256 tonnes in the second quarter of 2012, and 84,719 tonnes in the first six months of 2012, up 50% and 76%, respectively, over the prior year’s levels. These figures included a total of 20,477 tonnes from the Francoeur Mine in the second quarter of 2012, versus none in the prior year, and approximately 7,300 tonnes of custom milling in the first quarter of 2012, versus none in the comparable period of 2011. The Corporation anticipates that capacity utilization rates will continue to increase as production at the Francoeur Mine is ramped up in the third quarter of 2012.

Outlook
Mr. Paul Carmel, President and CEO of Richmont Mines commented: “We expect to produce 65,000 to 75,000 ounces of gold for 2012. While our estimated production range at Island Gold has been slightly lowered to reflect year-to-date results, the onset of commercial production at the Francoeur Mine in the third quarter will add approximately 5,000 ounces to our 2012 gold production. We are dedicated to ensuring that our operations deliver on these objectives, and achieving these levels is a top priority for our management team who continue to focus on our mining plans in order to enhance efficiency and productivity at our operations. In addition, we are continuing to advance our Wasamac property, an asset that we believe has the potential to generate value for our shareholders in the future once it has been fully optimized. Lastly, we continue to evaluate potential acquisition and partnership opportunities that will enable us to grow our reserve base and increase our production profile for the future.”

Paul Carmel
President and Chief Executive Officer

About Richmont Mines Inc.
Richmont Mines has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and has recently brought the Francoeur Mine to commercial production. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES ANNOUNCES SECOND QUARTER RESULTS
August 3, 2012

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101 (“R 43-101”)
The geological data in this news release have been reviewed by Mr. Daniel Adam, Geo., Ph.D, General Manager, Exploration and Sustainable Development, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

Cautionary Note to U.S. Investors Concerning Resource Estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with R 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
Visit our Facebook page

FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES ANNOUNCES SECOND QUARTER RESULTS
August 3, 2012

EXPLORATION AND PROJECT EVALUATION
	(in thousands of Canadian dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

Exploration costs – Mines
Beaufor	589	319	929	550
Island Gold	2,984	1,649	4,999	2,085
Francoeur	73	40	203	78

	3,646	2,008	6,131	2,713

Exploration costs – Other properties
Wasamac	2,827	1,983	4,931	2,723
Monique	86	855	576	1,771
Other	37	46	113	78
Project evaluation	120	75	243	172

	3,070	2,959	5,863	4,744

Exploration and project evaluation before depreciation and exploration tax credits	6,716	4,967	11,994	7,457
Depreciation	23	37	56	73
Exploration tax credits	(1,362)	(1,659)	(2,451)	(3,291)

	5,377	3,345	9,599	4,239

RICHMONT MINES ANNOUNCES SECOND QUARTER RESULTS
August 3, 2012

FINANCIAL DATA
		Three-month period		Six-month period
		ended June 30,		ended June 30,
	CAN$	2012	2011	2012	2011
Results (in thousands of $)
Precious metals revenue		23,630	29,332	51,337	55,670
Net earnings (loss)		(30,866)	5,013	(28,836)	13,725
Cash flow from (used in) operating activities		(4,460)	7,740	2,369	17,242

Results per share ($)
Net earnings (loss) basic		(0.92)	0.16	(0.86)	0.44
Net earnings (loss) diluted		(0.92)	0.15	(0.86)	0.43
Cash flow from (used in) operating activities		(0.13)	0.25	0.07	0.55

Basic weighted average number of common shares outstanding (thousands)		33,532	31,543	33,353	31,408
Diluted weighted average number of common shares outstanding (thousands)		33,682	32,353	33,694	32,058

Average selling price of gold per ounce		1,617	1,460	1,654	1,416
Average selling price of gold per ounce (US$)		1,608	1,476	1,645	1,432

			June 30,		December 31,
			2012		2011
Financial position (in thousands of $)
Total assets			149,981		167,990
Working capital			56,477		68,711
Long-term debt			10,201		-

SALES AND PRODUCTION DATA
	Three-month period ended June 30,
	Year	Ounces of gold		Cash cost
		Sales	Production	(per ounce sold)
				US$	CAN$
Island Gold Mine	2012	10,711	10,814	895	900
	2011	11,283	11,267	780	772
Beaufor Mine	2012	3,900	3,896	1,629	1,638
	2011	8,802	9,488	772	764
Total	2012	14,611	14,710	1,091	1,097
	2011	20,085	20,755	776	768

	Six-month period ended June 30,
	Year	Ounces of gold		Cash cost
		Sales	Production	(per ounce sold)
				US$	CAN$
Island Gold Mine	2012	20,689	20,778	897	902
	2011	25,516	25,697	711	704
Beaufor Mine	2012	10,352	10,167	1,269	1,276
	2011	13,803	13,955	844	835
Total	2012	31,041	30,945	1,021	1,027
	2011	39,319	39,652	758	750

Average exchange rate used for 2011: US$1 = CAN$0.9891
2012 estimated exchange rate: US$1 = CAN$1.0057

RICHMONT MINES ANNOUNCES SECOND QUARTER RESULTS
August 3, 2012

CONSOLIDATED INCOME STATEMENTS
(Unaudited)		(in thousands of Canadian dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

CONTINUING OPERATIONS
Revenues from precious metals	23,630	29,332	51,337	55,670
Cost of sales	18,468	17,766	36,943	34,221

GROSS PROFIT	5,162	11,566	14,394	21,449

OTHER EXPENSES (REVENUES)
Exploration and project evaluation	5,377	3,345	9,599	4,239
Administration	3,544	1,324	6,273	2,625
Loss (gain) on disposal of long-term assets	59	-	59	(3,000)
Impairment loss on Francoeur Mine	33,189	-	33,189	-
Other revenues	(69)	(80)	(468)	(171)

	42,100	4,589	48,652	3,693
OPERATING EARNINGS (LOSS)	(36,938)	6,977	(34,258)	17,756

Financial expenses	240	31	402	63
Financial revenues	(249)	(172)	(502)	(223)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	(36,929)	7,118	(34,158)	17,916

MINING AND INCOME TAXES	(6,063)	2,105	(5,322)	4,191

NET EARNINGS (LOSS) FOR THE PERIOD	(30,866)	5,013	(28,836)	13,725

EARNINGS (LOSS) PER SHARE
Basic	(0.92)	0.16	(0.86)	0.44
Diluted	(0.92)	0.15	(0.86)	0.43

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	33,532	31,543	33,353	31,408

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	33,682	32,353	33,694	32,058

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES ANNOUNCES SECOND QUARTER RESULTS
August 3, 2012

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	(in thousands of Canadian dollars)
	June 30,	December 31,
	2012	2011
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	55,488	63,532
Shares of publicly-traded companies	450	893
Receivables and other current assets	2,973	3,063
Income and mining tax assets	916	916
Exploration tax credits receivable	9,434	13,176
Inventories	9,425	7,597

	78,686	89,177

RESTRICTED DEPOSITS	684	290

PROPERTY, PLANT AND EQUIPMENT	65,501	77,456

DEFERRED INCOME AND MINING TAX ASSETS	5,110	1,067

TOTAL ASSETS	149,981	167,990

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	12,604	12,005
Income and mining tax liabilities	9,223	8,461
Current portion of borrowings	382	-

	22,209	20,466

BORROWINGS	10,201	-

ASSET RETIREMENT OBLIGATIONS	6,718	6,685

DEFERRED INCOME AND MINING TAX LIABILITIES	2,409	6,705

TOTAL LIABILITIES	41,537	33,856

EQUITY
Share capital	107,036	104,872
Contributed surplus	8,011	6,688
Retained earnings	(6,663)	22,173
Accumulated other comprehensive income	60	401

TOTAL EQUITY	108,444	134,134

TOTAL EQUITY AND LIABILITIES	149,981	167,990

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES ANNOUNCES A SIGNIFICANT INCREASE IN EARNINGS AND CASH FLOW FOR THE SECOND QUARTER; 2011 PRODUCTION
GUIDANCE REAFFIRMED
August 9, 2011
Page 11 of 11

CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)	(in thousands of Canadian dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

OPERATING ACTIVITIES
Net earnings (loss) for the period	(30,866)	5,013	(28,836)	13,725
Adjustments for:
Depreciation and depletion	2,487	2,378	4,909	4,818
Impairment loss on Francoeur Mine	33,189	-	33,189	-
Taxes received (paid)	(1,457)	1,527	(2,485)	1,635
Interest revenues	(198)	(111)	(389)	(224)
Interest and accretion expenses	223	-	369	-
Share-based compensation	817	204	1,303	420
Accretion expense – asset retirement obligations	17	31	33	63
Loss (gain) on disposal of long-term assets	59	-	59	(3,000)
Gain on disposal of shares of publicly-traded companies	(3)	-	(92)	(43)
Mining and income taxes	(6,063)	2,105	(5,322)	4,191

	(1,795)	11,147	2,738	21,585
Net change in non-cash working capital items	(2,665)	(3,407)	(369)	(4,343)

Cash flow from (used in) from operating activities	(4,460)	7,740	2,369	17,242

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	3	-	194	69
Restricted deposits	-	-	(394)	-
Interest received	207	107	417	215
Property, plant and equipment – Francoeur Mine	(3,875)	(5,134)	(10,241)	(8,953)
Property, plant and equipment – Island Gold Mine	(2,240)	(1,254)	(4,555)	(2,588)
Property, plant and equipment – Beaufor Mine	(152)	(1,014)	(621)	(1,921)
Property, plant and equipment – W Zone	(2,560)	-	(5,245)	-
Property, plant and equipment – Other	(953)	(156)	(1,043)	(249)
Disposition of property, plant and equipment	65	-	65	3,000

Cash used in investing activities	(9,505)	(7,451)	(21,423)	(10,427)

FINANCING ACTIVITIES
Issue of convertible debentures	-	-	10,000	-
Issue of common shares	421	975	1,514	1,467
Interest paid	(190)	-	(317)	-
Payment of finance lease obligations	(92)	-	(187)	-

Cash flow from financing activities	139	975	11,010	1,467

Net change in cash and cash equivalents	(13,826)	1,264	(8,044)	8,282

Cash and cash equivalents, beginning of period	69,314	47,048	63,532	40,030

Cash and cash equivalents, end of period	55,488	48,312	55,488	48,312

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).